Continuation of the customs adjustment process initiated by the Tax Authority

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC, the “Company” or “Ecopetrol” and together with its subsidiaries, the “Ecopetrol Group”) informs that on May 29, 2025, the Dirección de Impuestos y Aduanas Nacionales (the “Tax Authority”) notified Refinería de Cartagena S.A.S. (the “Refinery”) of two resolutions mandating the Refinery to conduct correction assessments in relation to customs import declarations for gasoline. In accordance with the Tax Authority’s interpretation of the law, the Refinery owed approximately COP 1.0 trillion, plus estimated interests to date of COP 2.1 trillion, for the import of gasoline between 2022 and 2024. On June 26, 2025, the Refinery filed the corresponding motions for reconsideration against the aforementioned customs correction assessments.

The official assessments notified by the Tax Authority to the Refinery reflect the continued differences in regulatory interpretation between the Tax Authority and the Ecopetrol Group—an issue that the Refinery has detailed in its motions for reconsideration.

Considering that the Tax Authority has decided to apply its regulatory interpretation, Ecopetrol and the Refinery have been making VAT payments on gasoline and diesel imports at the 19% rate since January 2025. It is important to note that these VAT payments do not affect Ecopetrol’s and the Refinery’s rights to challenge the Tax Authority’s interpretation at the appropriate time and before the relevant authorities.

Ecopetrol and the Refinery reaffirm their commitment to fully comply with their customs and tax obligations and will respect the decisions issued in this matter by the competent authorities, as stated on May 6, 2025 in a communication published through this medium.

Bogota D.C., June 26, 2025

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the Company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co